UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

POST-EFFECTIVE AMENDMENT NO. 2
TO FORM S-8
REGISTRATION STATEMENT
Under the Securities Act of 1933

_____

ASHLAND INC.

(Exact name of Registrant as specified in its charter)

Kentucky	20-0865835
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391
(859) 815-3333

(Address, including zip code, and telephone number, including area
code, of Registrant's principal executive offices)

_____

Ashland Inc. 1997 Stock Incentive Plan
(Full title of the Plan)

_____

David L. Hausrath, Esq.
Senior Vice President and General Counsel
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391
(859) 815-3333

(Name, address and telephone number of agent for service)

_____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company).		Smaller reporting company	☐

EXPLANATORY NOTE

The securities offering issued pursuant to this Registration Statement by Ashland Inc. ("Ashland") has terminated. 284,246 shares of Ashland Common Stock issued pursuant to this Registration Statement remain unsold. Ashland hereby deregisters all remaining 284,246 shares registered pursuant to the Ashland Inc. 1997 Stock Incentive Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

The following Exhibits are filed as part of this Registration Statement.

24   Power of Attorney.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Covington, Commonwealth of Kentucky, on March 10, 2011.

ASHLAND INC.

By: /s/ David L. Hausrath
         Name: David L. Hausrath
         Title: Senior Vice President and General Counsel

Pursuant to the requirements of the Act, this Post-Effective Amendment No. 2 has been signed below by the following persons in the capacities indicated on March 10, 2011.

Signature	**Title**
* James J. O'Brien	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ Lamar M. Chambers Lamar M. Chambers	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ J. William Heitman J. William Heitman	Vice President and Controller (Principal Accounting Officer)
* Roger W. Hale	Director
* Kathleen Ligocki	Director
* George A. Schaefer, Jr.	Director
* Theodore M. Solso	Director
* Michael J. Ward	Director

*By: /s/ David L. Hausrath
         David L. Hausrath
         Attorney-in-Fact

3

EXHIBIT INDEX

24   Power of Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and Officers of ASHLAND INC., a Kentucky corporation, which is about to file Post-Effective Amendments to Registration Statements on Form S-8 of Registration No. 33-52125 pertaining to the Ashland Inc. Deferred Compensation and Stock Incentive Plan for Non-Employee Directors, Registration No. 33-32612 pertaining to the Ashland Inc. Employee Savings Plan, Registration No. 33-55922 pertaining to the Ashland Inc. 1993 Stock Incentive Plan, Registration No. 33-49907 pertaining to the Ashland Inc. Leveraged Employee Stock Ownership Plan, Registration No. 33-62901 pertaining to the Ashland Inc. Deferred Compensation Plan, Registration No. 333-33617 pertaining to the Ashland Inc. 1997 Stock Incentive Plan, Registration No. 333-54766 pertaining to the Amended and Restated Ashland Inc. Incentive Plan, Registration No. 333-122270 pertaining to the Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005), and Registration No. 333-122269 pertaining to the Ashland Inc. Deferred Compensation Plan for Employees (2005); and Post-Effective Amendments to Registration Statements on Form S-3 of Registration No. 333-78675 pertaining to the registration of 68,925 shares of Ashland Inc. Common Stock, Registration No. 333-36842 pertaining to the registration of 96,600 shares of Ashland Inc. Common Stock, Registration No. 333-54762 pertaining to the registration of 149,300 shares of Ashland Inc. Common Stock, Registration No. 333-82830 pertaining to the registration of 265,100 shares of Ashland Inc. Common Stock, Registration No. 33-105396 pertaining to the registration of 296,385 shares of Ashland Inc. Common Stock, and Registration No. 333-69138 pertaining to the offering of $600,000,000 of Debt Securities, Preferred Stock, Depository Shares, Common Stock and/or Warrants of Ashland Inc.; and Post-Effective Amendments to the Registration Statement on Form S-4 of Registration Statement No. 333-119689-01, with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, hereby constitutes and appoints JAMES J. O'BRIEN, DAVID L. HAUSRATH and LINDA L. FOSS, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act without the others to sign and file such Post-Effective Amendments and the exhibits thereto and any and all other documents in connection therewith, and any such amendments thereto, with the Securities and Exchange Commission, and to do and perform any and all acts and things requisite and necessary to be done in connection with the foregoing as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Dated: June 14, 2005

/s/ James J. O'Brien	/s/ Kathleen A. Ligocki
James J. O'Brien, Chairman of the Board and Chief Executive Officer	Kathleen A. Ligocki, Director
/s/ J. Marvin Quin	/s/ Patrick F. Noonan
J. Marvin Quin, Senior Vice President and Chief Financial Officer	Patrick F. Noonan, Director
/s/ Lamar M. Chambers	/s/ Ernest H. Drew
Lamar M. Chambers, Vice President and Controller	Ernest H. Drew, Director
/s/ Roger W. Hale	/s/ George A. Schaefer, Jr.
Roger W. Hale, Director	George A. Schaefer, Jr., Director
/s/ Bernadine P. Healy	/s/ Theodore M. Solso
Bernadine P. Healy, Director	Theodore M. Solso, Director
/s/ Mannie L. Jackson	/s/ Michael J. Ward
Mannie L. Jackson, Director	Michael J. Ward, Director